Exhibit (a)(5)(B)

GDEV announces preliminary results of previously announced self tender offer to purchase for cash up to $20,000,000 in value of its ordinary shares

(or up to 1,813,236 Ordinary Shares)
at a purchase price of $11.03 per ordinary share

September 29, 2026 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today announced the preliminary results of the previously announced tender offer by the Company to purchase for cash up to $20,000,000 in value of its ordinary shares, no par value per ordinary share (each, a “share”), or up to 1,813,236 shares, at a purchase price of $11.03 per share, net to the seller in cash, without interest, less any applicable withholding taxes, which expired at 5:00 p.m., Eastern Time, on September 28, 2026 (the “Expiration Time”).

Based on the preliminary count by Continental Stock Transfer & Trust Company, the depositary for the tender offer (the “Depositary”), 56,830 shares were properly tendered and not properly withdrawn prior to the Expiration Time, including 280 shares tendered through notice of guaranteed delivery, which may be delivered within the two business days settlement period.

In accordance with the terms and conditions of the tender offer, and based on the preliminary results reported by the Depositary, the Company expects to purchase up to 56,830 shares through the tender offer at a price of $11.03 per share, for an aggregate cost of approximately $626.8 thousand, excluding fees relating to the tender offer. The number of shares that the Company expects to purchase in the tender offer represents approximately 0.3% of the total number of issued ordinary shares of the Company outstanding as of the commencement of the tender offer on August 31, 2026.

The Company expects to have approximately 18.1 million shares outstanding immediately following payment for the shares purchased in the tender offer. The shares acquired pursuant to the tender offer will be held by the Company as treasury shares, and will remain available for the Company to issue in the future.

The number of shares expected to be purchased by the Company is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two business days settlement period. The final number of shares to be purchased by the Company will be announced following the completion by the Depositary of the confirmation process. Payment for the shares accepted for purchase under the tender offer will occur promptly thereafter.

D.F. King & Co., Inc. is serving as the information agent for the tender offer, and Continental Stock Transfer & Trust Company is serving as the Depositary. For all questions regarding the tender offer, please contact the information agent, D.F. King & Co., Inc., by calling +1 (800) 549-6864, or by emailing gdev@dfking.com.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc.

Certain information regarding the tender offer

The information in this press release describing GDEV Inc.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of GDEV Inc. in the tender offer. The tender offer will only be made pursuant to the Offer to Purchase, the related Letter of Transmittal and other related materials filed as part of the Tender Offer Statement on Schedule TO, in each case as may be amended or supplemented from time to time. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer.

Shareholders of GDEV Inc. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that GDEV Inc. is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, by calling (800) 549-6864 (U.S. toll-free), or by emailing gdev@dfking.com. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 549-6864, or may email D.F. King & Co., Inc. at gdev@dfking.com.

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2025 Annual Report on Form 20-F, filed by the Company on March 31, 2026, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2